Filed pursuant to Rule 424(b)(5)
Registration No. 333-165787

PROSPECTUS SUPPLEMENT
(To prospectus dated May 5, 2010)

1,430,000 Shares

Center Bancorp, Inc.

Common Stock

We are a bank holding company headquartered in Union, New Jersey. We are offering 1,430,000 shares of our common stock.

Concurrently with this offering, pursuant to a separate prospectus supplement, we are offering 285,000 shares of our common stock to certain directors of the Company at a price of $7.50 per share. This offering is referred to in this prospectus supplement as the management offering.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CNBC.” On September 21, 2010, the last reported sale price of our common stock was $7.53 per share.

Investing in our common stock involves risks. See the section of this prospectus supplement captioned “Risk Factors” beginning on page S-14 of this prospectus supplement and the description of our risk factors in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and in the documents we file with the SEC for a discussion of the factors you should consider before you make any decision to invest in our common stock.

	Per Share	Total
Public offering price of common stock	$7.00	$10,010,000
Underwriting discounts and commissions	$0.39	$557,700
Proceeds to us before expenses	$6.61	$9,452,300

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of common stock in book-entry form through the facilities of the Depository Trust Company, against payment on or about September 27, 2010.

Stifel Nicolaus Weisel

The date of this prospectus supplement is September 22, 2010.

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of our common stock. The second part, the accompanying prospectus dated May 5, 2010, which is part of our Registration Statement on Form S-3, gives more general information, some of which may not apply to this offering.

This prospectus supplement and the information incorporated by reference in this prospectus supplement may add, update or change information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the information contained in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus, and in other offering material, if any, or information contained in documents to which you are referred by this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. See “Underwriting.” The information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus or other offering material is accurate only as of the date of those documents or information, regardless of the time of delivery of the documents or information or the time of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the shares of our common stock in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters, to subscribe to or purchase any of the shares, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

Unless otherwise stated or the context otherwise requires, as used in this prospectus supplement, the terms “we,” “our,” “us” and “Center Bancorp” refer to Center Bancorp, Inc. and its consolidated subsidiaries, the term “holding company” refers to Center Bancorp. Inc. and the term “Bank” refers to Union Center National Bank, our wholly-owned bank subsidiary. When we refer to “you” in this prospectus supplement, we mean all purchasers of shares of our common stock being offered by this prospectus supplement and the accompanying prospectus, whether they are the holders or only indirect owners of those securities.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and may not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information incorporated by reference or included elsewhere in this prospectus supplement. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” beginning on page S-14 of this prospectus supplement.

Our Business

Center Bancorp is the bank holding company for Union Center National Bank, or the Bank, which was founded in 1923. The Bank is a national bank headquartered in Union, New Jersey. The Bank currently operates 13 banking locations throughout Union and Morris Counties in New Jersey. As of June 30, 2010, we had total consolidated assets of $1.196 billion, total deposits of $802.5 million and total stockholders’ equity of $107.4 million. We had a total of 163 full-time equivalent employees as of June 30, 2010.

We offer a broad range of lending, depository and related financial services to small and medium-sized businesses, professionals and individuals located in our markets. In 1999, the Bank obtained full trust powers, enabling it to offer a variety of trust services to its customers. In the lending area, the Bank’s services include short and medium term loans, lines of credit, letters of credit, working capital loans, real estate construction loans and mortgage loans. In the depository area, the Bank offers demand deposits, savings accounts, time deposits and commercial sweep accounts. In addition, the Bank offers collection services, wire transfers, night depository and lock box services.

The Bank offers a broad range of consumer banking services, including interest bearing and non-interest bearing checking accounts, savings accounts, money market accounts, certificates of deposit, IRA accounts, Automated Teller Machine accessibility using Star Systems, Inc. service, secured and unsecured loans, mortgage loans, home equity lines of credit, safe deposit boxes, Christmas club accounts, vacation club accounts, money orders and travelers’ checks.

The Bank, through its subsidiary, Center Financial Group LLC, provides financial services, including brokerage services, insurance and annuities, and mutual funds.

Investment Highlights

Market Opportunity.  We operate in what we believe are attractive New Jersey markets. Union and Morris counties have median household income levels significantly above the national average. In addition, certain contiguous counties, including Bergen, Hunterdon, Essex, Somerset, Middlesex and Passaic, also have median household income levels above the national average. Furthermore, our markets have experienced a significant amount of bank consolidation which we believe creates a significant opportunity for us. We believe we are well-positioned to capitalize on the opportunities that the marketplace, our expertise, and customer base affords. The following profile of our market area underscores our opportunities for growth and value creation:

Market	2010 Median Household Income(1)	Center Deposits in Market ($000’s)(2)	Deposits Controlled by Top Five Institutions(2)	Center Deposit Market Share(3)	Center Deposit Market Share Change (2008 – 2009)
Current Counties of Operation
Morris County, NJ	$104,165	$208,930	54.16%	1.32%	57.14%
Union County, NJ	$73,602	$748,848	58.88%	4.70%	39.88%
New Jersey	$72,519
United States	$54,442

(1)	Source: ESRI (downloaded from SNL Financial) (data available as of September 7, 2010; data as of July 1, 2010).
(2)	Source: Federal Deposit Insurance Corporation (downloaded from SNL Financial) (data available as of September 7, 2010; market data as of June 30, 2009).
(3)	Source: Federal Deposit Insurance Corporation (downloaded from SNL Financial) (data available as of September 7, 2010; market data as of June 30, 2009).

Community Bank Focus and Strategic Transition Emphasizing Commercial Banking.  We operate with a community banking philosophy where we seek to develop broad customer relationships based on service and convenience while maintaining our conservative approach to lending and strong asset quality. While some large banking organizations are increasingly moving their focus to large corporate clients, we believe that our emphasis on personal service to customers in our local communities and the breadth of our product set will enhance our ability to compete successfully and capitalize on any dissatisfaction among customers of larger institutions.

Since December 31, 2007, we have expanded our lending activities and reoriented our focus toward our commercial lending business. We believe the current economic environment and reduced levels of competition in commercial lending provide a profitable growth opportunity for well capitalized banks in relatively strong markets. We have presented below a table demonstrating our loan growth from December 31, 2007 to June 30, 2010 by loan category.

Loan Category	Outstanding at December 31, 2007 ($Millions)	Percentage of Total Assets at December 31, 2007	Outstanding at June 30, 2010 ($Millions)	Percentage of Total Assets at June 30, 2010
Commercial real estate	$137.5	13.5%	$299.7	25.1%
Construction	51.4	5.0	58.1	4.9
Commercial	96.0	9.4	187.1	15.6
Residential	266.2	26.2	177.1	14.8
Consumer and other	0.6	0.1	0.5	*
Total loans	$551.7	54.2%	$722.5	60.4%

*	Not meaningful.

During the same period, our investment securities have decreased from 30.9 percent of total assets at December 31, 2007 to 24.6 percent of total assets at June 30, 2010.

Active Board and Management with Significant Inside Ownership.  Our business strategy benefits from an involved Board of Directors, which is composed of experienced, community-oriented business leaders who are actively engaged in our business planning. Our board is also directly involved in the business development process through active participation in customer relationships. Their interests are aligned with those of our shareholders through common stock ownership. Director and bank investor Larry Seidman and his associates have increased their ownership stake to 22.36% as of June 30, 2010, since Mr. Seidman and his slate of two other nominees were elected to the Board of Directors in May 2007. Four other members of the New Jersey business and legal communities have been added to the Board of Directors since then.

As of June 30, 2010, the total number of shares of our common stock beneficially owned by all of our current directors and executive officers as a group (19 persons) amounted to 3,873,893 shares, or 26.6% of the common stock outstanding, including 111,259 shares subject to options exercisable by August 31, 2010.

Our executive management team led by CEO Anthony Weagley commits a significant portion of its time to participating in a client driven calling culture that has been emphasized in recent years.

Strong Asset Quality.  We strive to maintain a high-quality loan portfolio and maintain the quality of our assets. Despite the historic economic downturn that has impacted the entire financial services industry, we believe our conservative underwriting standards and diligent monitoring have resulted in asset quality that compares favorably relative to industry and local peers. Our non-performing assets — consisting of non-accrual loans, accruing loans past due ninety days or more and other real estate owned — represented 0.79 percent of total assets at June 30, 2010 compared (based on information from SNL Financial) to 3.50% and 1.17% for nationwide commercial banks with assets between $1 billion and $5 billion and select New Jersey and New York peer banks, respectively. Our local peer group consists of Valley National Bancorp, Sun Bancorp, Inc., Tompkins Financial Corporation, Lakeland Bancorp, Inc., Hudson Valley Holding Corp., Sterling Bancorp, Financial Institutions, Inc., Arrow Financial Corporation, Suffolk Bancorp, First of Long Island Corporation, State Bancorp, Inc., Peapack-Gladstone Financial Corporation and Alliance Financial

Corporation. While the volume of our non-performing assets at June 30, 2010 ($9.4 million) was higher than our historic pre-2009 levels and represents an area on which we continue to focus, we have weathered the economic downturn to date without experiencing the significant losses recorded at certain other financial institutions of our size. The Bank has taken other-than-temporary impairment charges totaling $5.1 million for the first half of 2010, related to four separate issues within the investment securities portfolio. These securities have a remaining book value of $5.6 million as of June 30, 2010.

Stable Base of Core Deposits.  A key source of our balance sheet strength has been the generation of a stable base of core deposits, which we define as total demand deposits, savings and money market accounts. We seek to have a mix of core deposits, with non-interest bearing deposits in the range of 15% to 20% of total deposits and time deposits comprising 25% or less of total deposits. As of June 30, 2010, approximately 17% and 22% of our total deposits were comprised of non-interest bearing deposits and time deposits, respectively. This attractive deposit base has resulted in an average annualized cost of deposits in the second quarter of 2010 of 0.79% per annum.

Growth Strategies.  We intend to continue to opportunistically expand and grow our business by building on our business strategy and increasing market share in our core markets. Given the continued disruption in the financial markets and the unwillingness of many competitors to extend credit in the current economic environment, we believe we are well positioned with strong organic growth prospects. Combined with potential acquisition opportunities, we believe the current environment represents a compelling opportunity for growth.

Business Strategy

Our business strategy has been to adopt and maintain a community bank philosophy, which we believe differentiates us from larger competitors, of focusing on and understanding the individualized banking needs of the businesses, professionals and other residents of the local communities surrounding our banking centers. We believe this focus allows us to be more responsive to our customers’ needs and provide a high level of personal service. As a locally-managed institution with strong ties to the community, our core customers are primarily comprised of small-to-medium-sized businesses, large commercial real estate developers, professionals and community organizations who desire to build a banking relationship with a community bank that offers and combines high quality, competitively priced banking products and services with personalized service. Because of our identity and origin as a locally owned and operated bank, we believe that our level of personal service provides a competitive advantage over the larger out-of-state banks, which tend to consolidate decision-making authority outside local communities.

A key aspect of our current business strategy is to foster a community-oriented culture where our customers and employees establish long-standing and mutually beneficial relationships. We believe that with our focus on community banking needs and customer service, together with a competitive suite of deposit and loan products typically found at larger banks, an experienced management team and strategically located branch offices, we are well-positioned to be a strong competitor within our market area. A central part of this strategy is generating core deposits to support growth of a strong and stable loan portfolio.

We believe we have opportunities to increase profitability through increased operating efficiency. We believe that, as we grow our franchise, we will be able to take advantage of economies of scale. We believe that the investments we have made in our technology infrastructure are sufficient to support a significantly larger organization.

In perhaps the most difficult economic conditions since the Great Depression, we have remained profitable, notwithstanding the unprecedented increase in FDIC fees which we and other financial institutions must pay in order to assist the FDIC in building its reserves. We have demonstrated our ability to control several of our key operating expenses. We expect a positive impact to net income when and if the economic climate improves to a point where our FDIC assessments and provisions to our allowance for loan losses can return to historic levels.

Potential for Profitable Growth — Organic and Through Opportunistic Acquisitions

Over the years, our markets have experienced significant bank consolidation. We believe that there is a large customer base in our markets that prefers doing business with a local institution and may be dissatisfied with the service received from larger regional and super-regional banks. By providing our customers with personalized service and a diverse suite of products, we expect to be able to continue our recent growth trajectory.

Our customers, many of whom have banked with us for decades, understand that we have been a stable force in our communities. Our relatively strong financial profile has provided a level of comfort during the recent period of economic stress during which we experienced significant deposit inflows. We have used those funds to make loans to our customers and to expand our lending relationships.

To expand our visibility, we have expanded our advertising presence, established advisory boards consisting of business leaders and assured that our senior management, including our Board, interacts directly with our customer base. We have been successful in attracting senior executives with substantial banking backgrounds. As consolidation continues around us, we hope to continue to attract experienced banking officers to support our growth.

If we pursue acquisitions, we would expect to seek partners that are compatible, have experienced management and possess either significant market presence or have the potential for improved profitability through our core competencies.

Our Management and Board of Directors

Our executive officer group consists both of newly recruited experienced professionals and senior officers with significant experience within the Bank. Our executives are focused on offering many of the sophisticated products that the larger regional and national banks offer while at the same time providing our customers the type of personal service that community banks can provide. Our executive management team commits a significant portion of its time to participating in a client-driven calling culture that has been emphasized in recent years.

Our senior officers have an approximate average of 27 years in the banking business:

Name	Position	Total Years in Banking
Anthony C. Weagley	Chief Executive Officer	32
Stephen J. Mauger	Chief Financial Officer	38
Arthur M. Wein	Chief Operating Officer	11
John J. Lukens	Credit Administration	37
Ronald M. Shapiro	Senior Lender	18
William J. Boylan	Business Development	25
Mark S. Cardone	Branch Administration	24
George J. Theiller	Senior Auditor	34
Michael G. Zmachinski	Loan Administrator	28
Lori Wunder	Senior Operations Officer	22

Our business strategy benefits from an involved Board of Directors, which is composed of experienced, community-oriented business leaders who are actively engaged in our business planning. Our Board is also directly involved in the business development process through active participation in customer relationships. Their interests are aligned with those of our shareholders through common stock ownership. See “Active Board and Management with Significant Inside Ownership.”

Loan Portfolio

We seek to grow our commercial lending business without compromising our underwriting principles. Accordingly, we have enhanced our infrastructure through a broadening of the depth and breadth of our management team in that area in order to support growth and to enable us to continue growing our loan portfolio in a prudent manner. We also have new software programs to aid in the risk management of the portfolio. At June 30, 2010, we had total loan commitments outstanding of $158.9 million, of which approximately 60.0 percent were for commercial mortgage loans and commercial and industrial loans.

At June 30, 2010, the composition of our loan portfolio and related non-performing loans was as follows:

	Outstanding Loans			Non-performing Loans
Loan Type	Balance Outstanding ($Millions)	% of Total Loans	% of Total Assets	Balance Outstanding ($Millions)	% of Total Non- performing Loans
Commercial real estate	$299.7	41.5%	25.1%	$3.0	39.5%
Construction	58.1	8.0	4.9	3.0	39.5
Commercial	187.1	25.9	15.6	0.2	2.6
Residential	177.1	24.5	14.8	1.4	18.4
Consumer and other	0.5	0.1	*	—	—
Total loans	$722.5	100.0%	60.4%	$7.6	100.0%

*	Not meaningful.

Our credit approval process ensures that every new loan over $1.0 million is reviewed and approved at a weekly committee meeting. Any loan over $2.0 million is approved bi-weekly by a senior loan committee comprised of both management and the loan and discount committee of the Board of Directors. The Board committee can approve credit up to 70% of the Bank’s legal lending limit. The composition of our weekly committee includes Anthony C. Weagley, President & CEO, John Lukens, SVP & Chief Credit Officer, Ronald Shapiro, SVP & Senior Loan Officer and Michael Zmachinski, SVP & Senior Loan Administrator. In addition, each commercial lender participates on this committee in their respective division of lending. We believe that this process contributes to a disciplined and consistent credit culture and provides for lender development.

As of June 30, 2010, our non-performing loans were $9.4 million, or 1.30% of total loans outstanding. Our allowance for loan losses was 1.19% of total loans and provided for 91.2% coverage of our non-performing loans.

TARP Capital Purchase Program

On January 9, 2009, we entered into a purchase agreement with the United States Department of the Treasury, pursuant to which we issued and sold 10,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), and a warrant to purchase up to 173,410 shares of our common stock at an initial exercise price of $8.65 per share, for an aggregate purchase price of $10.0 million in cash. Pursuant to the terms of the warrant, the number of shares covered by the warrant was reduced to 86,705 shares upon consummation of a rights offering in October 2009.

Compliance with Memorandum of Understanding (MOU)

In December 2009, the Bank and the Office of the Comptroller of the Currency, or OCC, entered into an informal Memorandum of Understanding, or MOU. See “Certain Regulatory Matters.” We are committed to addressing and resolving the issues raised by the OCC. We are in the process of responding to each aspect of the MOU. We take our responsibilities seriously. Among other things, we have developed a three year capital plan and a profit plan that we have submitted to the OCC, and updated and modified several of our policies and procedures.

Recent Operating Performance

We took a number of charges to our income for the six months ended June 30, 2010. These actions had a negative impact on our short-term profitability, but significantly strengthen our balance sheet and position the Company for improved results in 2010 and beyond.

•	Impairment charges totaling $5.1 million were concentrated on four issues within the investment securities portfolio, and substantially eliminated the remaining exposure related to these bonds.

•	A one-time charge of $594,000 related to the termination of a structured reverse repurchase transaction will be more than offset in less than a year’s time, since we replaced the funding with lower cost sources of funding.
•	A one-time charge of $437,000 was recorded relative to entering into a direct financing lease on our former operations facility. Earnings on the lease arrangement and occupancy expense savings are expected to bring us to breakeven on the loss related to the transaction within a year.

In addition, within an extremely difficult economic environment and with external factors such as substantially increased FDIC assessments limiting all financial institutions, we have nevertheless maintained profitability during our transition to commercially oriented banking activities. Highlights include:

•	During the fourth quarter of 2009, we concluded that it was necessary to reduce uninvested cash. Accordingly, we made a concerted effort to reduce non-core deposit balances toward the latter part of 2009 and in the first quarter of 2010. We reduced our uninvested cash position by an average of $34.9 million during the fourth quarter of 2009 (as compared with average cash and due from banks during the third quarter of 2009) and by an average of $77.1 million during the second half of 2010 (as compared with average cash and due from banks during the fourth quarter of 2009) to strengthen our balance sheet position and improve interest margins.
•	Additionally, we have made a concerted effort to reduce higher costing retail deposits, including discouraging high cost deposits from customers who do not utilize other services that we offer. At June 30, 2010, our total deposits amounted to $802.5 million. Non interest-bearing core deposits, a low-cost source of funding, continue to be a key funding source. At June 30, 2010, this source of funding amounted to $138.2 million or 17.2 percent of total deposits.
•	As noted above, we have increased loans outstanding. Over the last year, loan balances have increased from $694.2 million at June 30, 2009 to $722.5 million at June 30, 2010.
•	We have remained profitable during this difficult period. Our net income in 2009 was $3.8 million or $0.24 per fully diluted common share, down from $5.8 million or $0.45 per fully diluted common share in 2008, but encouraging in light of the fact that in 2009 we recognized a higher loan loss provision as well as substantially higher FDIC insurance expense. In 2009, the provision for loan losses increased $3.0 million and FDIC insurance expense increased $1.8 million.
•	For the first half of 2010, our net income was $2.0 million or $0.14 per fully diluted common share, increasing $0.3 million or $0.01 per fully diluted common share from the first half of 2009.
•	Our ratio of other expense to average assets decreased to 1.88 percent in 2009 compared to 1.94 percent in 2008 and 2.43 percent in 2007.

Corporate Information

Our principal executive offices are located at 2455 Morris Avenue, Union, New Jersey 07083-0007, and our telephone number is (908) 688-9500. We maintain a website at www.centerbancorp.com. Information on the website is not incorporated by reference and is not part of this prospectus supplement.

The Offering

Issuer
Center Bancorp, Inc., a New Jersey corporation
Common stock offered
1,430,000 shares
Shares of common stock outstanding after this offering and the management offering(1)
16,289,832 shares
Public offering price
$7.00 per share
Use of proceeds
We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $9,287,300, and that the net proceeds from the sale of our common stock in the management offering, after deducting estimated offering expenses, will be approximately $2,102,500, for total net proceeds from this offering and the management offering of approximately $11,389,800. We intend to use the net proceeds from this offering and the management offering for general corporate purposes. For more complete information on our use of proceeds, see the section entitled “Use of Proceeds” below.
Dividend policy
We currently pay cash dividends quarterly. We paid our regular quarterly dividend on August 1, 2010, and have declared a regular quarterly dividend payable on November 1, 2010. The payment of future cash dividends on our common stock is at the discretion of our board of directors and is subject to a number of factors including certain regulatory requirements and our financial results. To the extent that funds are required to be distributed by the Bank to our holding company in order to pay dividends, we will require the consent of the OCC. In addition, as a result of our participation in the TARP Capital Purchase Program, we may not increase the quarterly dividends we pay on our common stock above $0.09 per share for three years, without the consent of the U.S. Treasury, unless the U.S. Treasury no longer holds shares of the Series A Preferred Stock.
Listing
Our common stock is listed on the NASDAQ Global Select Market under the symbol “CNBC”.
Risk factors
You should carefully read and consider the information under the caption “Risk Factors” in this prospectus supplement and the information set forth in the section entitled Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and in any other documents incorporated by reference in this prospectus supplement before investing in our common stock.

(1)	The number of shares outstanding immediately after the closing of this offering and the management offering is based on 14,574,832 shares outstanding as of June 30, 2010. The number of shares does not include: 219,784 shares reserved for issuance upon exercise of stock options with a weighted-average exercise price of $9.77 per share which have been granted and remained outstanding as of June 30, 2010 or 86,705 shares that may be issued upon exercise of the warrant that was issued to the U.S. Treasury under the TARP Capital Purchase Program.

Summary Selected Consolidated Financial Data

You should read the following selected summary consolidated financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010, as amended, and for the quarter ended June 30, 2010, which are incorporated by reference in this prospectus supplement.

The following table sets forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2009 and at and for the six months ended June 30, 2010, and 2009.

The selected statement of income data for the years ended December 31, 2009, 2008 and 2007, and the selected statement of financial condition data as of December 31, 2009 and 2008, have been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, which is incorporated by reference in this prospectus supplement. The selected statement of income data for the years ended December 31, 2006 and 2005 and the selected statement of financial condition data as of December 31, 2007, 2006 and 2005, have been derived from our audited financial statements that are not included or incorporated by reference in this prospectus supplement. The selected financial data as of and for the six months ended June 30, 2010 and 2009 have been derived from our unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, which is incorporated by reference in this prospectus supplement. In the opinion of our management, our quarterly financial statements reflect all necessary adjustments (consisting only of normal recurring adjustments) for a fair presentation of the data for those periods. Historical results are not necessarily indicative of future results and the results for the six months ended June 30, 2010 are not necessarily indicative of our expected results for the full year ending December 31, 2010 or any other period.

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005(3)
	(in thousands, except per share data)
Statement of Income Data
Interest income	$25,160	$24,648	$51,110	$49,894	$52,129	$53,325	$50,503
Interest expense	7,994	11,642	22,645	24,095	30,630	28,974	23,296
Net interest income	17,166	13,006	28,465	25,799	21,499	24,351	27,207
Provision for loan losses	1,721	1,577	4,597	1,561	350	57	—
Net interest income after provision for loan losses	15,445	11,429	23,868	24,238	21,149	24,294	27,207
Net gains (losses) on securities sold	2,408	2,450	4,729	655	900	(2,565)	350
Other-than-temporary impairment losses	(5,095)	(140)	(4,238)	(1,761)	—	—	—
Other income, excluding net gains (losses) on securities sold and other-than- temporary impairment losses	1,720	1,625	3,415	3,750	3,472	3,198	3,486
Other expense	12,660	12,633	23,057	19,473	24,598	24,358	22,213
Income before income taxes	1,818	2,731	4,717	7,409	923	569	8,830
Income tax (benefit) expense(1)	(477)	731	946	1,567	(2,933)	(3,329)	1,184
Net income	2,295	2,000	3,771	5,842	3,856	3,898	7,646
Dividends on preferred shares and accretion	291	277	567	—	—	—	—
Net income available to common stockholders	$2,004	$1,723	$3,204	$5,842	$3,856	$3,898	$7,646
Net Income Available to Common Stockholders Per Share(2)
Basic	$0.14	$0.13	$0.24	$0.45	$0.28	$0.28	$0.60
Diluted	$0.14	$0.13	$0.24	$0.45	$0.28	$0.28	$0.60
Weighted Average Common Shares Outstanding(2)
Basic	14,575	12,993	13,383	13,049	13,781	13,960	12,679
Diluted	14,578	12,995	13,385	13,061	13,841	14,040	12,725
Dividends
Cash dividends	$875	$1,559	$2,434	$4,675	$4,885	$4,808	$4,518
Cash dividends per share(2)	$0.06	$0.12	$0.18	$0.36	$0.36	$0.34	$0.34
Dividend payout ratio	43.66%	90.48%	75.97%	80.02%	126.69%	123.35%	59.09%
Statement of Financial Condition Data (at period-end)
Investment securities	$294,277	$378,895	$298,124	$242,714	$314,194	$381,733	$517,730
Total loans	722,527	694,214	719,606	676,203	551,669	550,414	505,826
Goodwill and other intangible assets	16,990	17,066	17,028	17,110	17,204	17,312	17,437
Total assets	1,195,819	1,341,603	1,195,488	1,023,293	1,017,645	1,051,384	1,114,829
Deposits	802,459	955,142	813,705	659,537	699,070	726,771	700,601
Borrowings	248,883	252,498	274,408	273,595	223,264	211,589	309,428
Stockholders’ equity	107,419	89,458	101,749	81,713	85,278	97,613	99,489
Book Value(2)
Book value per common share	$6.71	$6.14	$6.32	$6.29	$6.48	$7.02	$7.05
Tangible book value per common share (4)	$5.54	$4.83	$5.15	$4.97	$5.17	$5.77	$5.82

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005(3)
	(in thousands, except per share data)
Operating Ratios(5)
Net interest margin, tax-equivalent basis	3.37%	2.77%	2.85%	2.96%	2.52%	2.75%	2.89%
Return on average assets	0.39%	0.35%	0.31%	0.58%	0.38%	0.37%	0.69%
Return on average equity	4.36%	4.43%	4.02%	7.03%	4.09%	4.04%	8.91%
Return on average common equity	4.80%	4.96%	4.46%	7.03%	4.09%	4.04%	8.91%
Return on average tangible equity(4)	5.20%	5.46%	4.91%	8.86%	5.00%	4.93%	10.34%
Total loans/total assets at period-end	60.4%	51.7%	60.2%	66.1%	54.2%	52.4%	45.4%
Efficiency ratio(4)	66.7%	84.6%	71.2%	63.1%	91.9%	81.9%	66.8%
Selected Asset Quality Data and Ratios (at period-end)
Non-performing loans	$7,648	$6,318	$11,284	$680	$3,907	$700	$566
Non-performing assets	$9,428	$9,818	$11,284	$4,629	$4,408	$700	$566
Troubled debt restructured loans	$9,388	$975	$966	$93	$—	$—	$—
Non-performing assets/total assets	0.79%	0.73%	0.94%	0.45%	0.43%	0.07%	0.05%
Allowance for loan losses/total loans	1.19%	1.00%	1.21%	0.92%	0.94%	0.90%	0.98%
Allowance for loan losses/non-performing loans	112.4%	109.5%	77.2%	919.7%	132.2%	708.6%	872.3%
Net charge-offs/average loans(5)	0.52%	0.27%	0.31%	0.08%	0.03%	0.01%	0.01%
Equity and Capital Ratios (at period-end)
Tangible common equity/tangible assets(4)	6.85%	4.74%	6.37%	6.42%	6.80%	7.77%	7.48%
Tangible equity/tangible assets(4)	7.67%	5.47%	7.19%	6.42%	6.80%	7.77%	7.48%
Tier I capital to average assets (leverage ratio)	8.57%	7.52%	7.73%	7.71%	8.13%	8.64%	9.07%
Tier I capital to risk-weighted assets	11.34%	10.46%	11.43%	10.20%	11.65%	13.14%	15.51%
Total capital to risk-weighted assets	12.32%	11.28%	12.44%	11.02%	12.41%	13.88%	16.26%

(1)	During the fourth quarter of 2006, the Corporation effected an internal entity structure reorganization of its subsidiary companies to streamline and consolidate the various subsidiary companies. We simplified our structure by reducing the number of operating subsidiary entities. Plans of liquidation were adopted and affected for 2006 and this resulted in a $2.6 million federal tax benefit of which $1.4 million is reflected in the 2006 current net tax benefit. The liquidation was completed in November of 2007 and as a result for the year ended December 31, 2007, the Corporation recognized an additional $2.4 million federal income tax benefit of which $1.3 million is reflected in the 2007 current net tax benefit. For the six months ended June 30, 2010, approximately $853,000 of the unrecorded benefit from 2006 was recorded. $1.6 million of income tax benefit remains to be applied to future earnings.
(2)	All common share and per common share amounts have been adjusted for prior stock splits and stock dividends.
(3)	We completed the acquisition of Red Oak Bank as of the close of business on May 20, 2005. The acquisition was accounted for as a purchase and the excess cost over the fair value of net assets acquired in the transaction was $14.7 million. We also recorded a core deposit intangible of $702,617 in connection with the acquisition.
(4)	See Non-GAAP Financial Measures, below.
(5)	Where appropriate, ratios for interim periods have been annualized.

Non-GAAP Financial Measures

The table above contains certain supplemental financial information which has been determined by methods other than U. S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures provide useful supplemental information to both management and investors in evaluating our financial results. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results, and we strongly encourage investors to review our consolidated financial statements in their entirety and not to rely on any single financial measure. Non-GAAP financial measures are not standardized, and, therefore, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures that may have the same or similar names. The non-GAAP financial measures included in the table above are “tangible book value per common share” and “return on average tangible stockholders’ equity.” Further, while the efficiency ratio can be stated on a GAAP basis, the efficiency ratio may also be presented on a non-GAAP basis.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, we have procedures in place to ensure that these measures are calculated using the appropriate GAAP or regulatory components and to ensure that our capital performance is properly reflected for period-to-period comparisons. Although these non-GAAP financial measures are frequently used by shareholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

The efficiency ratio, in accordance with GAAP, represents non-interest expense divided by the sum of net interest income and non-interest income. Net interest income as utilized in calculating the non-GAAP efficiency ratio is expressed on a tax-equivalent basis. Management believes that the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry standards.

“Tangible book value per common share” is defined as tangible common equity (that is, total stockholders’ equity minus preferred stock, goodwill and other intangible assets) divided by total common shares outstanding. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing our tangible book value.

“Return on average tangible stockholders’ equity” is defined as (i) net income divided by (ii) average stockholders’ equity minus average goodwill and average other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in determining the return on equity exclusive of the effect of changes in intangible assets on the return on stockholders’ equity.

The limitations associated with non-GAAP financial measures are the risks that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. These disclosures should not be considered an alternative to GAAP.

The following table reconciles the above-mentioned non-GAAP measures to GAAP measures:

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005(3)
	(in thousands, except per share data)
Common shares outstanding	14,574,832	13,000,601	14,572,029	12,991,312	13,155,784	13,910,450	14,103,209
Stockholders’ equity	$107,419	$89.458	$101,749	$81,713	$85,278	$97,613	$99,489
Less: Preferred stock	9,660	9,578	9,619	—	—	—	—
Less: Goodwill and other intangible assets	16,990	17,066	17,028	17,110	17,204	17,312	17,437
Tangible common stockholders’ equity	$80,769	$62,814	$75,102	$64,603	$68,074	$80,301	$82,052
Book value per common share	$6.71	$6.14	$6.32	$6.29	$6.48	$7.02	$7.05
Less: Goodwill and other intangible assets	1.17	1.31	1.17	1.32	1.31	1.25	1.23
Tangible book value per common share	$5.54	$4.83	$5.15	$4.97	$5.17	$5.77	$5.82

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005(3)
	(in thousands)
Net income	$2,295	$2,000	$3,771	$5,842	$3,856	$3,898	$7,646
Average stockholders’ equity	$105,295	$90,349	$93,850	$83,123	$94,345	$96,505	$85,772
Less: Average goodwill and other intangible assets	17,010	17,089	17,069	17,158	17,259	17,378	11,814
Average tangible stockholders’ equity	$88,285	$73,260	$76,781	$65,965	$77,086	$79,127	$73,958
Return on average stockholders’ equity(1)	4.36%	4.43%	4.02%	7.03%	4.09%	4.04%	8.91%
Add: Return on average goodwill and other intangible assets(1)	0.84	1.03	0.89	1.83	0.91	0.89	1.43
Return on average tangible stockholders’ equity(1)	5.20%	5.46%	4.91%	8.86%	5.00%	4.93%	10.34%

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005(3)
	(in thousands)
Other expense	$12,660	$12,633	$23,057	$19,473	$24,598	$24,358	$22,213
Net interest income	17,166	13,006	28,465	25,799	21,499	24,351	27,207
Other income, excluding net gains (losses) on securities sold and other-than- temporary impairment losses	1,720	1,625	3,415	3,750	3,472	3,198	3,486
Total revenue (GAAP) for calculation of the efficiency ratio	$18,886	$14,631	$31,880	$29,549	$24,971	$27,549	$30,693
Efficiency ratio (GAAP)(1)	67.0%	86.3%	72.3%	65.9%	98.5%	88.4%	72.4%
Tax equivalent income adjustment	$89	$303	$510	$1,328	$1,806	$2,198	$2,545
Tax equivalent revenue (non-GAAP) for calculation of the efficiency ratio	$18,975	$14,934	$32,390	$30,877	$26,777	$29,747	$33,238
Efficiency ratio (non- GAAP)(1)	66.7%	84.6%	71.2%	63.1%	91.9%	81.9%	66.8%

(1)	Ratios for interim periods are annualized.

RISK FACTORS

Investing in our common stock involves a number of risks. You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement, including the risk factors summarized or set forth below, before investing in the common stock offered by this prospectus supplement. We may encounter risks in addition to those referenced below, including risks and uncertainties not currently known to us or that we currently deem to be immaterial. The risks referenced below, as well as such additional risks and uncertainties, may impair or adversely affect our business, results of operations and financial condition. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

The risk factors related to our business identified and discussed in more detail in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2009 are as follows:

•	we are required to take certain actions pursuant to our current memorandum of understanding, or MOU, and lack of compliance could result in additional regulatory actions;
•	recent negative developments in the financial services industry and U.S. and global credit markets may continue to adversely impact our operations and results;
•	we are subject to interest rate risk and variations in interest rates may negatively impact our financial performance;
•	external factors, many of which we cannot control, may result in liquidity concerns for us;
•	the extensive regulation and supervision to which we are subject, such as the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the extensive rule making it requires to be undertaken by various regulatory agencies, may adversely affect our business, financial condition and results of operations;
•	because of our participation in the Treasury’s Capital Purchase Program, we are subject to several restrictions, including restrictions on our ability to declare or pay dividends and repurchase our shares, as well as restrictions on our executive compensation;
•	current levels of volatility in the capital markets are unprecedented and may adversely impact our operations and results;
•	we may incur impairments to goodwill;
•	the Bank’s ability to pay dividends is subject to regulatory limitations (including the obligation to obtain the OCC’s consent before paying any dividends), which limitations, to the extent that our holding company requires such dividends in the future, may affect our holding company’s ability to honor its obligations and pay dividends;
•	the Bank’s allowance for loan losses may not be adequate to cover actual losses;
•	the Bank is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition;
•	the Bank may suffer losses in its loan portfolio despite its underwriting practices;
•	the Bank faces strong competition from other financial institutions, financial service companies and other organizations offering services similar to the services that the Bank provides;
•	if we do not successfully integrate any entities that we may acquire in the future, the combined company may be adversely affected;
•	further increases in FDIC premiums could have a material adverse effect on our future earnings;
•	declines in value may adversely impact our investment portfolio; and
•	concern of customers over deposit insurance may cause a decrease in deposits.

Recently enacted legislative reforms and future regulatory reforms required by such legislation could have a significant impact on our business, financial condition and results of operations.

On July 21, 2010, President Obama signed the Dodd-Frank Act into law. The Dodd-Frank Act will have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies, the full extent of the impact such requirements will have on our operations is unclear. Certain provisions of the Dodd-Frank Act are expected to have a near term impact on us. For example, the Dodd-Frank Act:

•	eliminates, effective one year after the date of enactment, the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.
•	broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution.
•	permanently increases the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2009, and non-interest bearing transaction accounts have unlimited deposit insurance through December 31, 2013.
•	requires publicly traded companies like us to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments in certain circumstances, even after repayment of our TARP investment.
•	authorizes the SEC to promulgate rules that would allow stockholders to nominate their own candidates using a company's proxy materials, and the SEC has recently promulgated such rules.
•	directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank holding company executives.
•	creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Institutions with $10 billion or less in assets, such as the Bank, will continued to be examined for compliance with the consumer laws by their primary bank regulators.
•	Weakens the federal preemption rules that have been applicable for national banks and federal savings associations, and gives state attorneys general the ability to enforce federal consumer protection laws.

While it is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on us, we expect that at a minimum our operating and compliance costs will increase, and our interest expense could increase.

Risks Related to Investing in Our Common Stock

Our stock price can fluctuate.

The volatility in the price of our common stock and the NASDAQ Global Select Market, where our common stock is listed, may make it difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	actual or anticipated variations in our quarterly results of operations;
•	adverse developments with respect to one or more of our loans;
•	perceptions in the marketplace regarding us or our competitors and other financial services companies;
•	operating and stock price performance of other companies that investors deem comparable to us;
•	news reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the current economic downturn;
•	recommendations by securities analysts;
•	new technology used, or services offered, by competitors; and
•	changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease, regardless of our operating results, as evidenced by the current volatility and disruption of capital and credit markets.

There is a limited trading market for our common stock, and you may not be able to resell your shares at or above the price you paid for them.

Although our common stock is listed for trading on the Global Select Market of the NASDAQ Stock Market, the trading in our common stock has less liquidity than many other companies quoted on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot assure you that the volume of trading in our common stock will increase in the future. Additionally, general market forces may have a negative effect on our stock price, independent of factors affecting our stock specifically.

We will retain broad discretion in using the net proceeds from this offering and may not use the proceeds effectively.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, providing capital to support the growth of the Bank, business combinations or the redemption of the Series A Preferred Stock from the U.S. Treasury. We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, results of operations and financial condition.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

Our ability to pay dividends is limited, and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of the Bank to pay dividends to us is limited by its obligations to maintain sufficient capital and liquidity, by the current obligation under the Bank’s MOU to obtain OCC consent before paying a dividend and by other general restrictions on dividends that are applicable to the Bank, including the requirement under federal banking law that it may not pay dividends that exceed the sum of the Bank’s net income for the year combined with its retained net income for the previous two years without regulatory approval. The OCC and other bank regulators have been discussing increasing capital requirements. If existing or new regulatory requirements are not met, the Bank will not be able to pay dividends to us, and we may be unable to pay dividends on our common stock.

In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (e.g., trust preferred debt) in light of our earnings, capital adequacy and financial condition. In addition, as a matter of policy, the Federal Reserve has indicated that bank holding companies should not pay dividends on common stock (or make distributions on trust preferred securities) using funds from the TARP Capital Purchase Program. As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce its dividends if:

•	the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
•	the prospective rate of earnings retention is inconsistent with the bank holding company’s capital needs and overall current and prospective financial condition; or
•	the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

As a result of our participation in the TARP Capital Purchase Program, until January 9, 2012 we may not increase the dividends payable on our common stock beyond the $0.09 per share quarterly dividend that we had most recently declared prior to the date of the U.S. Treasury’s investment without the consent of the U.S. Treasury, unless all of the equity securities held by the U.S. Treasury are redeemed or the U.S. Treasury has transferred them to third parties. Also, all accrued and unpaid dividends on the Series A Preferred for all past dividend periods would have to be fully paid.

In addition, we may in the future defer interest payments on our junior subordinated debentures. We are prohibited from making dividend payments on our common stock following the deferral of interest payments on the subordinated debentures underlying our trust preferred securities.

There may be future sales or other dilutions of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting” and except as our authorized capital stock may be limited by our certificate of incorporation, we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock. In connection with its purchase of shares of our Series A Preferred Stock, the U.S. Treasury received a warrant to purchase 173,410 shares of our common stock (subsequently reduced to 86,705 shares) at a cash price per share of $8.65, subject to adjustment, which expires in 2019. The issuance of any additional shares of common stock as a result of exercise of the warrant held by the U.S. Treasury or the issuance of any other common stock or convertible securities could dilute the ownership interest of our existing common shareholders. The market price of our common stock could decline as a result of this offering, as well as other sales of a large block of shares of our common stock in the market after this offering, or the perception that such sales could occur.

The common stock is equity and, therefore, is subordinate to our and our subsidiaries’ indebtedness and any preferred stock, including the Series A Preferred Stock.

Shares of our common stock represent equity interests in Center Bancorp and do not constitute indebtedness. As such, shares of our common stock will rank junior to all current and future indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of our company. We may incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness.

Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding. Our board of directors is authorized to cause us to issue preferred stock, in one or more series, without any action on the part of our shareholders. If we issue shares of preferred stock that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue shares of preferred stock with voting rights that dilute the voting power of our common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

The dividends payable on the Series A Preferred Stock are cumulative, and the liquidation amount of the Series A Preferred Stock is $1,000 per share. In the event of our bankruptcy, dissolution or liquidation, the holders of the Series A Preferred Stock will receive distributions of our available assets prior to the holders of our common stock.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock.

Certain provisions of our certificate of incorporation, as well as New Jersey and federal law, may discourage, delay or prevent transactions you might favor, including our sale or merger.

Certain provisions included in our certificate of incorporation, as amended, as well as certain provisions of the New Jersey Business Corporation Act and federal law, may discourage, delay or prevent potential acquisitions of control of us, particularly when attempted in a transaction that is not negotiated directly with, and approved by, our board of directors, despite possible benefits to our shareholders.

Specifically, our certificate of incorporation includes certain provisions that:

•	authorize the issuance of additional preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors, which could be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely;
•	require the approval of holders of two thirds of our outstanding common stock in order to approve the acquisition of Center Bancorp by merger or sale of assets; and
•	do not provide for cumulative voting in elections of directors, which makes it more difficult for a shareholder group to elect a director nominee.

The New Jersey Business Corporation Act contains provisions to the effect that for five years from the date that a shareholder becomes an “interested shareholder” (i.e., the owner of 10% or more of a New Jersey public corporation’s voting stock), the corporation may not engage in a business combination with the interested shareholder unless the board of directors approved in advance the business combination or the transaction causing the shareholder to become an interested shareholder. If such advance approval is not received, then the business combination must either be approved by a majority vote of the voting stock not owned by the interested shareholder and its associates at a meeting called for that purpose no earlier than five years after the interested shareholder’s share acquisition date or the proposed consideration to be paid in the business combination must satisfy certain fair price criteria. Lawrence Seidman, our largest shareholder, is an “interested shareholder” within the meaning of this statute.

Furthermore, the Bank Holding Company Act of 1956, as amended, generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.

CERTAIN REGULATORY MATTERS

Our concentrations in commercial real estate loans, among other factors, have led to agreements with and commitments to our banking regulators. The Bank and OCC have entered into a Memorandum of Understanding, or MOU. A memorandum of understanding is characterized by the regulatory authorities as an informal action that is not published or publicly available and that is used when circumstances warrant a milder form of action than a formal supervisory action. Among other things, under the MOU, the Bank agreed to review and revise its written loan policy, adopt a written asset diversification program and develop a three year capital program, which will include specific plans for the maintenance of adequate capital and the strengthening of the Bank’s capital structure to meet the Bank’s current and future needs, a profit plan that includes the identification of the major areas and means by which our Board will seek to improve the Bank’s operating performance, and a dividend policy that permits the declaration of a dividend by the Bank only with the prior approval of the OCC. The Bank’s compliance committee is required to submit quarterly reports to the OCC setting forth a description of the actions needed to achieve full compliance with the MOU, actions taken to comply with the MOU, and the results and status of these actions. Failure to comply with the MOU could result in the imposition of more severe regulatory restrictions.

In addition, the OCC has established higher minimum capital ratios for the Bank than the regulatory minimums. Namely, the Bank is required to maintain Tier 1 Capital at least equal to 10% of risk-weighted assets and 8% of adjusted total assets and Total Risk-Based Capital at least equal to 12% of risk-weighted assets. At June 30, 2010, the Bank had a Tier 1 Leverage Capital ratio of 8.46%, a Tier 1 Risk-Based Capital ratio of 11.19%, and a Total Risk-Based Capital ratio of 12.18%.

We are firmly committed to our regulatory compliance efforts.

USE OF PROCEEDS

We estimate that the net proceeds to us, after underwriting discounts and estimated offering expenses, from the sale of the shares of our common stock offered hereby will be approximately $9,287,300 million and that the net proceeds to us, after estimated expenses, from the sale of our shares in the management offering will be approximately $2,102,500 million, for total net proceeds from this offering and the management offering of $11,389,800. We intend to use the net proceeds from this offering and the management offering for general corporate purposes, including the contribution of a portion of the proceeds to the Bank as additional capital. The net proceeds would also support future growth, which may include accelerated organic growth in our existing markets and acquisitions. We do not have any agreements or commitments with respect to any acquisitions at this time. We may also use a portion of the net proceeds from this offering to redeem the Series A Preferred Stock from the U.S. Treasury. Before we apply any of the proceeds for any of these uses, they likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding requirements, the funding and capital requirements of our bank subsidiary, whether we have funds available from other sources that we can use for any of those purposes, and other factors.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of June 30, 2010:

•	on an actual basis; and
•	on an adjusted basis giving effect to the issuance and sale of 1,430,000 shares of our common stock in this offering at a public offering price of $7.00 per share, and 285,000 shares of our common stock in the management offering at a price of $7.50 per share, after payment of our estimated expenses related to this offering and the management offering and underwriting discounts and commissions related to this offering.

The information is only a summary should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2009, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC and incorporated by reference in this prospectus supplement.

	As of June 30, 2010
	Actual	As Adjusted
	(unaudited) (Dollars in thousands, except per share data)
Long-Term Debt and Subordinated Debentures:
Long-term debt	$201,066	$201,066
Subordinated debentures	5,155	5,155
Total	$206,221	$206,221
Stockholders’ Equity:
Preferred stock: 5,000,000 shares authorized, no par value; 10,000 shares of Series A Preferred Stock issued and outstanding, liquidation value $1,000 per share	$9,660	$9,660
Common stock: 25,000,000 shares authorized, no par value; issued 16,762,412 shares; outstanding 14,574,832 shares and outstanding 16,289,832 shares as adjusted	97,908	109,467
Additional paid-in capital	5,690	5,690
Retained earnings	18,194	18,194
Treasury stock, at cost (2,187,540 shares)	(17,698)	(17,698)
Accumulated other comprehensive loss	(6,335)	(6,335)
Total stockholders’ equity	$107,419	$118,978
Total long-term debt, subordinated debentures and stockholders’ equity	$313,640	$325,199
Per common share data:
Book value	$6.71	$6.71
Tangible book value(1)	$5.54	$5.67
Capital Ratios (Consolidated):
Tier 1 capital to risk-weighted assets	11.34%	12.54%
Total capital to risk-weighted assets	12.32%	13.51%
Tier 1 capital to adjusted assets (leverage ratio)	8.57%	9.48%

(1)	This measure is not a measure recognized under GAAP, and is therefore considered to be a non-GAAP financial measure. See “Prospectus Summary — Non-GAAP Financial Measures” for a reconciliation of this measure to the most comparable GAAP measure.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is listed on the NASDAQ Global Select Market under the symbol “CNBC.” The table below presents the high and low sales prices per share of our common stock on the NASDAQ Global Select Market and the dividends paid per share of our common stock for the indicated periods. As of June 30, 2010, we had 14,574,832 shares of common stock outstanding, held by 591 record holders.

	Sales Price		Cash Dividend Declared
	High	Low
Year Ended December 31, 2008
First Quarter	$11.40	$9.95	$0.09
Second Quarter	10.43	8.30	0.09
Third Quarter	11.00	8.44	0.09
Fourth Quarter	10.20	7.47	0.09
Year Ended December 31, 2009
First Quarter	$8.50	$6.43	$0.09
Second Quarter	9.15	6.88	0.03
Third Quarter	10.16	7.53	0.03
Fourth Quarter	9.20	7.36	0.03
Year Ending December 31, 2010
First Quarter	$9.09	$8.28	$0.03
Second Quarter	9.07	6.93	0.03
Third Quarter (through September 21, 2010)	7.64	7.13	0.03

On September 21, 2010, the last reported sales price of our common stock on the NASDAQ Global Select Market was $7.53 per share.

Dividends are paid at the discretion of our Board of Directors. Our Board of Directors presently intends to continue the payment of regular quarterly cash dividends, but the amount and frequency of cash dividends, if any, will be determined by our Board of Directors after consideration of our earnings, capital requirements and our financial condition and will depend in part on cash dividends paid to Center Bancorp by the Bank. At present, the Bank may not pay dividends to Center Bancorp without the approval of the OCC. As a result, our holding company’s ability to pay future dividends will depend upon the earnings of the Bank, its financial condition and its need for funds. In addition, as a result of our participation in the TARP Capital Purchase Program, until January 9, 2012 we may not increase the quarterly dividends we pay on our common stock above $0.09 per share for three years, without the consent of the U.S. Treasury, unless the U.S. Treasury no longer holds shares of the Series A Preferred Stock

There are a number of federal and state banking policies and regulations that restrict the Bank’s ability to pay dividends in addition to the above-mentioned obligation to obtain OCC consent. In particular, because the Bank is a depository institution and its deposits are insured by the Federal Deposit Insurance Corporation, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the Bank is subject to regulations which impose certain minimum capital requirements that affect the amount of cash available for distribution to our holding company. Under federal banking law, the Bank may not pay dividends that exceed the sum of the Bank’s net income for the current year combined with its retained net income for the previous two years without regulatory approval. Further, under Federal Reserve policy, our holding company is required to maintain adequate regulatory capital, is expected to serve as a source of financial strength to the Bank and is expected to commit resources to support the Bank. In addition, federal and state agencies have additional authority to prevent our holding company from paying a dividend to our shareholders. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that our holding company can declare and pay to our shareholders in the future.

Center Bancorp is organized under the New Jersey Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the Corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation’s total assets would be less than its total liabilities.

DESCRIPTION OF CAPITAL STOCK

General

We have the authority to issue 25,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

As of June 30, 2010, we had 14,574,832 shares of common stock outstanding. Additionally, as of June 30, 2010, 10,000 shares of preferred stock have been designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A, which we refer to as our Series A Preferred Stock, all of which are outstanding.

The following description of the material terms of our capital stock and of our certificate of incorporation and bylaws is only a summary. You should refer to our certificate of incorporation and bylaws, which have been filed with the SEC and are available from us upon request.

Common Stock

General.  As of June 30, 2010, there were 219,784 shares of our common stock underlying options that have been issued pursuant to our equity incentive plans and 822,289 shares of our common stock reserved for future issuance under our equity incentive plans. Additionally, we have reserved 86,705 shares of our common stock underlying the warrants that are currently held by the U.S. Treasury and issued in connection with our participation in the TARP Capital Purchase Program.

Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol “CNBC.” Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities.

Voting Rights.  Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors. All of our directors are subject to election on an annual basis.

Liquidation Rights.  Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding, including the holders of shares of our Series A Preferred Stock.

Dividends Payable on Shares of Common Stock.  In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and policies of the Federal Reserve, applicable to bank holding companies. As a New Jersey corporation, we are subject to the limitations of the New Jersey Business Corporation Act, which prohibit us from paying dividends if we are, or by payment of the dividend we would become, insolvent, or if the payment of dividends would render us unable to pay our debts as they become due in the usual course of business. Additionally, policies of the Federal Reserve caution that a bank holding company should not pay cash dividends unless its net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

The Bank provides almost all of our revenues available for the payment of dividends. There are various statutory limitations that limit the ability of the Bank to pay dividends to us. The Bank is a national bank and is subject to national banking laws and regulations of the OCC. Without OCC approval, a national bank may not pay dividends in any calendar year that, in the aggregate, exceed the Bank’s calendar year-to-date net income plus the Bank’s retained net income for the two preceding calendar years. Under this test, at June 30, 2010, the Bank had $6.9 million available to pay dividends to us, subject to limitations described below. In addition, if a bank’s primary banking regulator determines that the bank is engaged or is about to engage in an unsafe or unsound banking practice, the regulator may require, after notice and hearing, that the bank cease and desist from such practice. Depending on the financial condition of the bank, an unsafe or unsound practice could include the payment of dividends. In particular, the federal banking agencies have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. The Bank’s MOU prohibits it from paying dividends without the prior approval of the OCC.

The dividend rights of holders of our common stock are also qualified and subject to the dividend rights of holders of our Series A Preferred Stock described in the prospectus to which this prospectus supplement is attached under the caption “Description of Preferred Stock — Fixed Rate Cumulative Perpetual Preferred Stock, Series A.” Prior to the earlier of (i) January 9, 2012 and (ii) the date on which all shares of Series A Preferred Stock have been redeemed in whole or the U.S. Treasury has transferred the Series A Preferred Stock to unaffiliated third parties, we may not declare or pay any dividend or make any distribution on our common stock other than regular quarterly cash dividends not exceeding $0.09 per share and dividends payable solely in common stock, without the consent of the U.S. Treasury.

In addition, if we defer interest payments on our subordinated debentures underlying the trust preferred securities, we will be prohibited from making dividend payments on our common stock following the deferral.

Anti-Takeover Provisions.  Our certificate of incorporation, as amended, and other provisions may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

Authorized Shares of Capital Stock.  Authorized but unissued shares of our common stock and preferred stock under our certificate of incorporation could (within the limits imposed by applicable law and NASDAQ Marketplace Rules) be issued in one or more transactions that could make a change of control of us more difficult, and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of us by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the Board of Directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is opposed by the Board of Directors although perceived to be desirable by some shareholders.

Elimination of Cumulative Voting.  Our certificate of incorporation does not provide for cumulative voting with respect to the election of directors. The absence of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.

Greater than Majority Voting Requirement.  Our certificate of incorporation provides that we may not be acquired by merger or sale of all or substantially all of our assets without the approval of holders of at least 66-2/3% of our outstanding common stock. This greater than majority voting requirement exceeds the standard that applies to New Jersey corporations that do not have such a provision in their certificates of incorporation. In the absence of such a provision, acquisitions of New Jersey corporations can be approved by holders of a majority of the shares of voting stock present at a meeting, provided that a quorum is present. The provision in our certificate of incorporation would make it more difficult for an acquirer to acquire our company than if the provision were omitted from our certificate of incorporation because it enables holders of slightly more than one third of our outstanding common stock to block an acquisition that is approved by holders of a majority of our outstanding common stock. This provision cannot be removed from our certificate of incorporation without the approval of holders of at least 66-2/3% of our outstanding common stock.

Consideration of Other Factors.  In the event that a tender offer or other hostile offer for our securities is made, our certificate of incorporation expressly authorizes our Board to consider a number of factors in addition to the price being offered to our shareholders, including without limitation the impact of the offer on our employees, customers and depositors. This provision increases the ability of management and our Board to resist a hostile offer which our shareholders may consider favorable.

Business Combinations Statute.  We are subject to the provisions of the New Jersey Shareholders Protection Act, which regulates corporate takeovers. This Act prevents New Jersey public corporations, including our holding company, from engaging in a “business combination,” which includes a merger or sale of more than 10% of the corporation’s assets, with any “interested shareholder,” which is defined to include a shareholder who owns 10% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of such shareholder, for five years following the date that the shareholder became an “interested shareholder,” unless the transaction is approved by the board prior to the date the “interested shareholder” attained that status. In addition, this Act prohibits any such business combination with an “interested shareholder” at any time unless such board approval is received, such “business combination” is approved by at least two-thirds of the outstanding voting stock that is not owned by the “interested shareholder” or the transaction satisfies certain stringent price and terms criteria. Lawrence Seidman, our largest shareholder, is an “interested shareholder” within the meaning of this statute. The New Jersey Shareholders Protection Act could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Advance Notification.  In order for persons to be nominated to our Board of Directors, they must be reviewed by our Board’s nominating committee. Our Board has adopted a charter for that committee which requires that certain information regarding candidates be submitted sufficiently in advance of our annual meeting of shareholders to enable the nominating committee to deliberate effectively. Specific time periods are set forth in our proxy statement each year. The effect of such a provision may be to delay a party that desires to propose a slate of directors whose views differ from the views of our current Board.

Preferred Stock

General.  In addition to our Series A Preferred Stock, we may issue up to 4,990,000 shares of preferred stock, no par value, from time to time in one or more series. Our Board of Directors, without further approval of our shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock and the determination of the terms of preferred stock by the board of directors, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Series A Preferred Stock.  On January 9, 2009, pursuant to the Capital Purchase Program, we issued to the U.S. Treasury 10,000 shares of the Series A Preferred Stock having a liquidation amount per share equal to $1,000 for a total price of $10,000,000. The total amount of funds received were allocated to the Series A Preferred Stock and a warrant which currently represents the right to purchase 86,705 shares of common stock based on their respective fair values to determine the amounts recorded for each component. The Series A Preferred Stock has preferential dividend and liquidation rights over our common stock. The terms of the Series A Preferred Stock are described in the prospectus to which this prospectus supplement is attached under the caption “Description of Preferred Stock — Fixed Rate Cumulative Perpetual Preferred Stock, Series A.”

UNDERWRITING

Stifel, Nicolaus & Company, Incorporated has agreed to purchase from us, subject to the terms and conditions stated in the underwriting agreement, 1,430,000 shares of our common stock, no par value (the “Common Shares”).

The underwriting agreement provides that the underwriter’s obligation to purchase the Common Shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriter are true;
•	there is no material adverse change in the financial markets; and
•	we deliver customary closing documents and legal opinions to the underwriter.

Subject to these conditions, the underwriter is committed to purchase and pay for all Common Shares offered by this prospectus supplement, if any such Common Shares are purchased. However, the underwriter is not obligated to purchase or pay for the Common Shares covered by the underwriter’s over-allotment option described below, unless and until it exercises this option.

The Common Shares are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Offering Price

We have been advised that the underwriter proposes to offer the Common Shares to the public at the offering price set forth on the cover of this prospectus supplement. After the Common Shares are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriter.

Electronic Prospectus Delivery

A prospectus supplement in electronic format may be made available on the web site(s) maintained by the underwriter. In connection with this offering, the underwriter or securities dealers may distribute prospectuses electronically. The underwriter may agree to allocate a number of Common Shares for sale to its online brokerage account holders. The underwriter may make Internet distributions on the same basis as other allocations. Other than this prospectus supplement in electronic format, the information on any of these web sites and any other information contained on a web site maintained by the underwriter is not part of this prospectus supplement.

Underwriting Discounts and Offering Expenses

The following table shows the per share and total underwriting discount that we will pay to the underwriter.

	Per Share	Total
Public offering price	$7.00	$10,010,000
Underwriting discount	$0.39	$557,700

We estimate that our share of the total offering expenses, excluding the underwriting discount, will be approximately $165,000.

Lock-Up Agreements

We, our executive officers and our directors have agreed that for a period of 90 days from the date of this prospectus supplement, neither we nor any of our executive officers or directors will, without the prior written consent of the underwriter, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any Common Shares or any securities convertible into or exercisable or exchangeable for our Common Shares. Stifel, Nicolaus & Company, Incorporated, in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

We have agreed to indemnify the underwriter and persons who control the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as set forth below:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;
•	Over-allotment transactions involve sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market;
•	Covering transactions involve the purchase of shares in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering; and
•	Penalty bids permit the underwriter to reclaim a selling concession from a selected dealer when the Common Shares originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our Common Shares. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

It is expected that delivery of the Common Shares will be made against payment therefore on or about the date specified on the cover page of this prospectus supplement.

The underwriter and its affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement constitutes a part of a registration statement on Form S-3 and does not contain all the information set forth in the registration statement. You should refer to the registration statement and its related exhibits and schedules for further information about us and the securities offered in this prospectus supplement. Statements contained in this prospectus supplement concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of that document filed as an exhibit to the registration statement or otherwise filed with the SEC, and each such statement is qualified in all respects by this reference. The registration statement and its exhibits and schedules are on file at the offices of the SEC and may be inspected without charge. We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083
(800) 862-3683
Attention: Joseph Gangemi

You can also read and copy any materials we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

We are allowed to incorporate by reference into this prospectus supplement certain information that we file with the SEC. This permits us to disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement.

We filed the following documents with the SEC and incorporate them by reference into this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010, and Amendments No. 1, 2, 3 and 4 thereto filed on April 29, 2010, May 3, 2010, May 11, 2010 and May 21, 2010, respectively, filed pursuant to Section 13(a) of the Securities Exchange Act of 1934;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 10, 2010, and Amendment No. 1 thereto filed on May 21, 2010, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010, filed pursuant to Section 13(a) of the Securities Exchange Act of 1934; and
•	our Current Reports on Form 8-K filed with the SEC on January 15, 2010, February 3, 2010, March 11, 2010, March 29, 2010, April 30, 2010, June 2, 2010, June 18, 2010 and July 30, 2010 (except for the disclosures made under Item 2.02 or Item 7.01 of any such Current Report on Form 8-K, including the related exhibits, which are deemed furnished, and not filed, in accordance with the SEC’s regulations).

We also incorporate by reference all documents we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus supplement is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the termination of the offering. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus supplement commencing on the date on which the document is filed. Nothing in this prospectus supplement shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K.

We will provide, without charge, to each person to whom this prospectus supplement is delivered a copy of these filings upon written or oral request to Center Bancorp as described above.

EXPERTS

Our consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 incorporated by reference in this prospectus supplement and the effectiveness of our internal control over financial reporting as of December 31, 2009, have been audited by ParenteBeard LLC, independent registered public accounting firm, as set forth in its reports incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus supplement will be passed upon for us by Lowenstein Sandler PC, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Kilpatrick Stockton LLP, Washington, D.C.

PROSPECTUS

CENTER BANCORP, INC.

$50,000,000

Common Stock
Preferred Stock
Warrants
Debt Securities
Depositary Shares
Units

Center Bancorp, Inc. may offer, issue and sell from time to time, together or separately, in one or more offerings, any combination of (i) our common stock, (ii) our preferred stock, which we may issue in one or more series, (iii) warrants, (iv) senior or subordinated debt securities, (v) depositary shares and (vi) units, up to a maximum aggregate offering price of $50,000,000. The debt securities may consist of debentures, notes, or other types of debt. The debt securities, preferred stock and warrants may be convertible into, or exercisable or exchangeable for, common or preferred stock or other securities of ours. The preferred stock may be represented by depositary shares. The units may consist of any combination of the securities listed above.

We may offer and sell these securities in amounts, at prices and on terms determined at the time of the offering. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement, as well as the documents incorporated or deemed incorporated by reference in this prospectus, carefully before you make your investment decision. Our common stock is quoted on the NASDAQ Global Select Market System under the symbol “CNBC.” On April 30, 2010, the last reported sale price of our common stock on the NASDAQ Global Select Market System was $8.32 per share. You are urged to obtain current market quotations of the common stock. Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may offer to sell these securities on a continuous or delayed basis, through agents, dealers or underwriters, or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth the names of the agents, dealers or underwriters and any applicable commissions or discounts. Our net proceeds from the sale of securities will also be set forth in the applicable prospectus supplement. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.

Investing in these securities involves substantial risks. See “Risk Factors” on page 4 herein and in our most recent Annual Report on Form 10-K, which is incorporated by reference herein, updated and supplemented by our periodic reports and other information filed by us with the Securities and Exchange Commission and incorporated by reference herein. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

The date of this prospectus is May 5, 2010.

CENTER BANCORP, INC.

We have not authorized any person to give any information or make any statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

i

PROSPECTUS SUMMARY

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement, including the exhibits and the documents incorporated or deemed incorporated herein by reference, can be read and are available to the public over the Internet at the SEC’s website at http://www.sec.gov as described under the heading “Where You Can Find More Information.”

Each time we sell securities pursuant to this prospectus, we will provide a prospectus supplement containing specific information about the terms of a particular offering by us. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may add, update or change information in this prospectus. If the information in the prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find More Information” for more information.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any prospectus supplement. This prospectus and any prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate on any date subsequent to the date set forth on the front of such document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any prospectus supplement is delivered or securities are sold on a later date.

Unless this prospectus indicates otherwise or the context otherwise requires, the terms “we,” “our,” “us,” “Center” or the “Company” as used in this prospectus refer to Center Bancorp, Inc. and its subsidiaries, including Union Center National Bank, which we sometimes refer to as the “Bank,” except that such terms refer to only Center Bancorp, Inc. and not its subsidiaries in the sections entitled “Description of Common Stock,” “Description of Preferred Stock,” “Description of Warrants,” “Description of Debt Securities,” “Description of Depositary Shares” and “Description of Units.”

Company Overview

Center Bancorp is the single bank holding company for Union Center National Bank, which was founded in 1923. The Bank is a national bank headquartered in Union, New Jersey. The Bank currently operates 13 banking locations in Union and Morris counties in New Jersey. Banking centers are located in Union Township (6 locations), Berkeley Heights, Boonton/Mountain Lakes, Madison, Millburn/Vauxhall, Morristown, Springfield, and Summit, New Jersey. As of December 31, 2009, we had total consolidated assets of $1.2 billion, total deposits of $813.7 million and total stockholders’ equity of $101.7 million. We had a total of 160 full-time equivalent employees as of December 31, 2009.

We offer a full range of lending services, including commercial, real estate and consumer loans to small and medium-sized businesses, professionals and individuals located in our markets. We believe that our size and our location provide us with significant competitive advantages. We are large enough to be able to offer our commercial and individual customers a breadth of products typically found in larger financial institutions. At the same time, we seek to retain our identity, and provide service, as a community banking institution. We emphasize responsive service to our customers. We seek to provide personalized service, access to senior decision makers, and a quick turn around time on lending decisions. We believe that by offering our customers personalized service, we can compete effectively as we expand both within our existing markets and into new markets.

We are subject to examination by the Federal Reserve Board. The Bank is a national bank subject to supervision and examination by the Office of the Comptroller of the Currency, or OCC. Regulations of the OCC and the Federal Deposit Insurance Corporation, or FDIC, govern most aspects of the Bank’s business, including reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location of branch offices.

Our principal executive offices are located at 2455 Morris Avenue, Union, New Jersey 07083 and our telephone number is (973) 697-2000. Our Internet address is http://www.centerbancorp.com. Please note that our website is provided as an inactive textual reference and the information on our website is not incorporated by reference in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the risk factors discussed in this prospectus or discussed in documents incorporated by reference in this prospectus.

Forward-looking statements are subject to known and unknown risks and uncertainties, which change over time, and are based on management’s expectations and assumptions at the time the statements are made, and are not guarantees of future results. Our actual results may differ materially from those expressed or anticipated in the forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus, in any risk factors described in a supplement to this or in other filings.

You should not unduly rely on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this prospectus. We undertake no obligation to revise or update the forward-looking statements contained in this prospectus at any time.

RISK FACTORS

An investment in our securities involves risks. Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q following the most recent Form 10-K, and in all other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. The material risks and uncertainties that management believes affect us will be described in those documents. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. This prospectus is qualified in its entirety by these risk factors.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2009, 2008, 2007, 2006 and 2005. Before we issued our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, to the Treasury on January 9, 2009, no shares of our preferred stock were outstanding.

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31,
	2009	2008	2007	2006	2005
Excluding interest on deposits	1.59x	1.69x	1.09x	1.05x	1.75x
Including interest on deposits	1.27x	1.31x	1.03x	1.02x	1.38x

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement to this prospectus used to offer specific securities, we expect to use the net proceeds from any offering of securities by us for general corporate purposes, which may include acquisitions, capital expenditures, investments, and the repayment, redemption or refinancing of all or a portion of any indebtedness or other securities outstanding at a particular time. Pending the application of the net proceeds, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

DESCRIPTIONS OF SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of the common stock, preferred stock, warrants, debt securities, depositary shares and units that we may offer and sell from time to time. We may issue the debt securities as exchangeable and/or convertible debt securities exchangeable for or convertible into shares of common stock or preferred stock. The preferred stock may also be exchangeable for and/or convertible into shares of common stock or another series of preferred stock. When one or more of these securities are offered in the future, a prospectus supplement will explain the particular terms of the securities and the extent to which these general provisions may apply. These summary descriptions and any summary descriptions in the applicable prospectus supplement do not purport to be complete descriptions of the terms and conditions of each security and are qualified in their entirety by reference to our restated certificate of incorporation, as amended, our by-laws and by applicable New Jersey law and any other documents referenced in such summary descriptions and from which such summary descriptions are derived. If any particular terms of a security described in the applicable prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed superseded by the terms set forth in that prospectus supplement.

We may issue securities in book-entry form through one or more depositaries, such as The Depository Trust Company, Euroclear or Clearstream, named in the applicable prospectus supplement. Each sale of a security in book-entry form will settle in immediately available funds through the applicable depositary, unless otherwise stated. We will issue the securities only in registered form, without coupons, although we may issue the securities in bearer form if so specified in the applicable prospectus supplement. If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will say so.

DESCRIPTION OF COMMON STOCK

General

Our restated certification of incorporation, as amended, provides that we may issue up to 20,000,000 shares of common stock, no par value. We may increase the number of shares of common stock that we are authorized to issue subsequent to the date of this prospectus. As of December 31, 2009, there were 14,572,029 shares of our common stock outstanding. All outstanding shares of our common stock are fully paid and non-assessable. Our common stock is listed on the NASDAQ Global Select Market under the symbol “CNBC.”

Dividend Rights

Holders of our common stock are entitled to dividends if, as and when determined by our board of directors in its sole discretion out of funds lawfully available for the payment of dividends. The only statutory limitation is that we may not pay a dividend if, after giving effect to the dividend, we would be unable to pay our debts as they become due in the usual course of business or our total assets would be less than our total liabilities. Funds for the payment of dividends by Center Bancorp come primarily from the earnings of Union Center National Bank. Thus, as a practical matter, any restrictions on the ability of Union Center National Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by Center Bancorp.

As a national bank, Union Center National Bank is subject to limitations on the amount of dividends it may pay to Center Bancorp, Union Center National Bank’s only shareholder. Center Bancorp is also subject to certain Federal Reserve Board policies that may, in certain circumstances, limit its ability to pay dividends. These policies require, among other things, that a bank holding company maintain a minimum capital base. The Federal Reserve Board may prohibit any dividend payment that would reduce a holding company’s capital below these minimum amounts.

The dividend rights of holders of our common stock are qualified and subject to the dividend rights of holders of our preferred stock described below.

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of our shareholders, except as otherwise required by law. The quorum for shareholders’ meetings is a majority of the outstanding shares. Generally, actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of our common stock at a meeting at which a quorum is present. There is no cumulative voting.

Liquidation Rights

In the event of liquidation, dissolution or winding up of Center Bancorp, holders of our common stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities, subject to the rights of the holders of our preferred stock described below.

Assessment and Redemption

All outstanding shares of our common stock are fully paid and non-assessable. Our common stock is not redeemable at the option of the issuer or the holders thereof.

Other Matters

Certain provisions in our restated certificate of incorporation, as amended, applicable New Jersey corporate law and applicable federal banking law may have the effect of discouraging a change of control of Center Bancorp, even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our corporation. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.

Registrar and Transfer Company is presently the transfer agent and registrar for our common stock.

DESCRIPTION OF PREFERRED STOCK

Fixed Rate Cumulative Perpetual Preferred Stock, Series A

The following description of our preferred stock describes certain general terms of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A. Ten thousand of these shares of preferred stock have been authorized, and all shares of the senior preferred stock were issued to the U.S. Treasury on January 9, 2009. These senior preferred shares have no maturity date. The remaining 4,990,000 shares of preferred stock remain unissued blank check preferred stock.

Dividend and Repurchase Rights

The Fixed Rate Cumulative Perpetual Preferred Stock, Series A, is senior to our common stock and will pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of the original investment of the Treasury, January 9, 2014, and thereafter at a rate of 9% per annum. Dividends will be payable quarterly in arrears on the fifteenth day of February, May, August, and November of each year. Unpaid dividends are compounded (i.e. dividends are paid on the amount of unpaid dividends).

As long as the senior preferred shares are outstanding, we are not permitted to pay dividends on any common stock shares or any preferred shares ranking pari passu with the senior preferred shares, unless all dividends on the senior preferred shares have been paid in full.

Furthermore, until the earlier of the third anniversary of the Treasury’s investment or the date on which the Treasury has transferred all of the senior preferred stock to unaffiliated third parties or such stock is redeemed in full, we may not, without the consent of the Treasury, increase the amount of the cash dividend on our common stock above the amount of our cash dividend at the time of the Treasury’s investment. The Treasury’s consent is not required where dividends on common stock are payable solely in shares of our common stock.

The Treasury’s consent will be required for any repurchase of our common stock or other capital stock or other equity securities, or any trust preferred securities, other than repurchases of the senior preferred shares and share repurchases in connection with any employee benefit plan in the ordinary course of business consistent with past practice, until the earlier of the third anniversary of the Treasury’s investment or the date on which the senior preferred shares are redeemed in whole or the Treasury has transferred all of the senior preferred shares to unaffiliated third parties.

For as long as the Treasury continues to own any senior preferred shares, we may not repurchase any senior preferred shares from any other holder of such shares unless we offer to repurchase a ratable portion of the senior preferred shares then held by the Treasury on the same terms and conditions.

Conversion

Holders of the senior preferred shares have no right to exchange or convert such shares into any of our other securities.

Voting Rights

The senior preferred shares have no voting rights, other than class voting rights granted under New Jersey law and class voting rights on (i) any authorization or issuance of shares ranking senior to the senior preferred shares; (ii) any amendment to the rights of the senior preferred shares, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the senior preferred shares. If dividends on the senior preferred shares as described above are not paid in full for six dividend periods, whether or not consecutive, the senior preferred shareholders would have the right to elect two directors. The right to elect directors would cease when all unpaid dividends (including compounded dividends) have been paid in full.

Liquidation Rights

The senior preferred shares have a liquidation preference of $1,000 per share. In the event of liquidation, dissolution or winding up of Center Bancorp, holders of the senior preferred shares are entitled to receive full payment of the liquidation amount per share and the amount of any accrued and unpaid dividends, before any distribution of assets or proceeds is made to the holders of our common stock.

Redemption

We may redeem the senior preferred shares with the consent of the Treasury in conjuction with our primary regulation at any time. The redemption price is equal to the sum of the liquidation amount per share and any accrued and unpaid dividends on the senior preferred shares up to, but excluding, the date fixed for redemption. Upon such redemption, we may repurchase the warrant that we issued to the Treasury concurrent with our issuance of the senior preferred shares at fair market value. If we do not choose to exercise our option the warrant, the Treasury will attempt to liquidate the warrant as soon as possible. By virtue of our rights offering in October 2009, the number of shares of our common stock covered by the warrant has been reduced from 173,410 shares to 86,705 shares.

Other Matters

The senior preferred shares are freely transferable. The senior preferred shares are not subject to any mandatory redemption, sinking fund or other similar provisions.

“Blank Check” Preferred Stock

The remaining 4,990,000 unissued shares of preferred stock are typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. In general, our restated certificate of incorporation, as amended, authorizes our board of directors to issue new shares of our common stock or preferred stock without further shareholder action, provided that there are sufficient authorized shares.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of our common stock do not have preemptive rights with respect to any newly issued stock. Our board could adversely affect the voting power of holders of our common stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of Center Bancorp that the board of directors does not believe to be in the best interests of its shareholders, the board could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Our board of directors does not intend to issue any preferred stock except on terms that the board deems to be in the best interests of our company and our shareholders.

Terms of the Preferred Stock That We May Offer and Sell to You

We summarize below some of the provisions that will apply to the preferred stock that we may offer to you unless the applicable prospectus supplement provides otherwise. This summary may not contain all information that is important to you. The complete terms of the preferred stock will be contained in the prospectus supplement. You should read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

Our board of directors has the authority, without further action by the shareholders, to issue preferred stock in one or more series and to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds, and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock.

Prior to the issuance of a new series of preferred stock, we will further amend our restated certificate of incorporation, as amended, designating the stock of that series and the terms of that series. The issuance of any preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of our board of directors to issue preferred stock could discourage, delay or prevent a takeover or other corporate action.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock, including, where applicable:

•	the designation, stated value and liquidation preference of such preferred stock and the amount of stock offered;
•	the offering price;
•	the dividend rate or rates (or method of calculation), the date or dates from which dividends shall accrue, and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;
•	any redemption or sinking fund provisions;
•	the amount that shares of such series shall be entitled to receive in the event of our liquidation, dissolution or winding-up;
•	the terms and conditions, if any, on which shares of such series shall be convertible or exchangeable for shares of our stock of any other class or classes, or other series of the same class;
•	the voting rights, if any, of shares of such series; the status as to reissuance or sale of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to us on conversion or exchange;

•	the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us or any subsidiary, of the common stock or of any other class of our shares ranking junior to the shares of such series as to dividends or upon liquidation;
•	the conditions and restrictions, if any, on the creation of indebtedness by us or by any subsidiary, or on the issuance of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or upon liquidation; and
•	any additional dividend, liquidation, redemption, sinking or retirement fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.

The description of the terms of a particular series of preferred stock in the applicable prospectus supplement will not be complete. You should refer to the applicable amendment to our restated certificate of incorporation, as amended, for complete information regarding a series of preferred stock.

The preferred stock will, when issued against payment of the consideration payable therefor, be fully paid and nonassessable. Unless otherwise specified in the applicable prospectus supplement, each series of preferred stock will, upon issuance, rank senior to the common stock and on a parity in all respects with each other outstanding series of preferred stock. The rights of the holders of our preferred stock will be subordinate to that of our general creditors.

DESCRIPTION OF WARRANTS

We summarize below some of the provisions that will apply to the warrants unless the applicable prospectus supplement provides otherwise. This summary may not contain all information that is important to you. The complete terms of the warrants will be contained in the applicable warrant certificate and warrant agreement. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the warrant certificate and the warrant agreement. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

General

We may issue, together with other securities or separately, warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the applicable prospectus supplement. The warrant agent would act solely as our agent in connection with the warrants of the series being offered and would not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;
•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;
•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;
•	the price or prices at which the warrants will be issued;
•	the aggregate number of warrants;
•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;
•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;
•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;
•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the warrants;
•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;
•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;
•	if applicable, the maximum or minimum number of warrants which may be exercised at any time;
•	the identity of the warrant agent;
•	any mandatory or optional redemption provision;
•	whether the warrants are to be issued in registered or bearer form;
•	whether the warrants are extendible and the period or periods of such extendibility;
•	information with respect to book-entry procedures, if any; and
•	any other terms of the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding-up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder thereof to purchase the amount of such principal amounts of debt securities or such number of shares of common stock or preferred stock or other securities at the exercise price as will in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights of Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrant(s).

Modification of the Warrant Agreement

The warrant agreement will permit us and the warrant agent, without the consent of the warrant holders, to supplement or amend the agreement in the following circumstances:

•	to cure any ambiguity;
•	to correct or supplement any provision which may be defective or inconsistent with any other provisions; or
•	to add new provisions regarding matters or questions that we and the warrant agent may deem necessary or desirable and which do not adversely affect the interests of the warrant holders.

DESCRIPTION OF DEBT SECURITIES

We summarize below some of the provisions that will apply to the debt securities unless the applicable prospectus supplement provides otherwise. This summary may not contain all information that is important to you. The complete terms of the debt securities will be contained in the applicable notes. The notes will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the provisions of the notes. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

General

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture between us and a trustee to be designated prior to the issuance of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We may issue, from time to time, debt securities, in one or more series, that will consist of either our senior debt (“senior debt securities”), our senior subordinated debt (“senior subordinated debt securities”), our subordinated debt (“subordinated debt securities”) or our junior subordinated debt (“junior subordinated debt securities” and, together with the senior subordinated debt securities and the subordinated debt securities, the “subordinated securities”). Debt securities, whether senior, senior subordinated, subordinated or junior subordinated, may be issued as convertible debt securities or exchangeable debt securities.

We have summarized herein certain terms and provisions of the form of indenture (the “indenture”). The summary is not complete and is qualified in its entirety by reference to the actual text of the indenture. The indenture is an exhibit to the registration statement of which this prospectus is a part. You should read the indenture for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture does not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time which securities may be in any currency or currency unit designated by us. The terms of each series of debt securities will be established by or pursuant to (a) a supplemental indenture, (b) a resolution of our board of directors, or (c) an officers’ certificate pursuant to authority granted under a resolution of our board of directors. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	the title of the debt securities;
•	the limit, if any, upon the aggregate principal amount or issue price of the debt securities of a series;
•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including any debt of any of our subsidiaries;
•	the price or prices at which the debt securities will be issued;
•	the designation, aggregate principal amount and authorized denominations of the series of debt securities;
•	the issue date or dates of the series and the maturity date of the series;
•	whether the securities will be issued at par or at a premium over or a discount from their face amount;
•	the interest rate, if any, and the method for calculating the interest rate and basis upon which interest shall be calculated;
•	the right, if any, to extend interest payment periods and the duration of the extension;
•	the interest payment dates and the record dates for the interest payments;
•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;
•	the currency of denomination of the securities;

•	the place where we will pay principal, premium, if any, and interest, if any, and the place where the debt securities may be presented for transfer;
•	if payments of principal of, premium, if any, or interest, if any, on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;
•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;
•	whether the debt securities will be issued in the form of global securities or certificates;
•	the applicability of and additional provisions, if any, relating to the defeasance of the debt securities;
•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the entire principal amount;
•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;
•	the dates on which premium, if any, will be paid;
•	any addition to or change in the “Events of Default” described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;
•	any addition to or change in the covenants described in the prospectus or in the indenture with respect to the debt securities;
•	our right, if any, to defer payment of interest and the maximum length of this deferral period; and
•	other specific terms, including any additional events of default or covenants.

We may issue debt securities at a discount below their stated principal amount. Even if we do not issue the debt securities below their stated principal amount, for United States federal income tax purposes the debt securities may be deemed to have been issued with a discount because of certain interest payment characteristics. We will describe in any applicable prospectus supplement the United States federal income tax considerations applicable to debt securities issued at a discount or deemed to be issued at a discount, and will describe any special United States federal income tax considerations that may be applicable to the particular debt securities.

We may structure one or more series of subordinated securities so that they qualify as capital under federal regulations applicable to bank holding companies. We may adopt this structure whether or not those regulations may be applicable to us at the time of issuance.

The debt securities will represent our general unsecured obligations. We are a holding company and Center Bancorp’s operating assets are owned by our subsidiaries. We rely primarily on dividends from such subsidiaries to meet our obligations. We are a legal entity separate and distinct from our banking and non-banking affiliates. The principal sources of our income are dividends and interest from the Bank. The Bank is subject to restrictions imposed by federal law on any extensions of credit to, and certain other transactions with, us and certain other affiliates, and on investments in stock or other securities thereof. In addition, payment of dividends to us by the Bank is subject to ongoing review by banking regulators. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary, except to the extent we may ourselves be recognized as a creditor of that subsidiary. Accordingly, the debt securities will be effectively subordinated to all existing and future liabilities, including deposits, of our subsidiaries, and holders of the debt securities should look only to our assets for payments on the debt securities. The indenture does not limit the incurrence or issuance of our secured or unsecured debt including senior indebtedness.

Senior Debt

Senior debt securities will rank equally and pari passu with all of our other unsecured and unsubordinated debt from time to time outstanding.

Subordinated Debt

The indenture does not limit our ability to issue subordinated debt securities. Any subordination provisions of a particular series of debt securities will be set forth in the supplemental indenture, board resolution or officers’ certificate related to that series of debt securities and will be described in the relevant prospectus supplement.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference in this prospectus will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Conversion or Exchange Rights

Debt securities may be convertible into or exchangeable for our other securities or property. The terms and conditions of conversion or exchange will be set forth in the supplemental indenture, board resolution or officers’ certificate related to that series of debt securities and will be described in the relevant prospectus supplement. The terms will include, among others, the following:

•	the conversion or exchange price;
•	the conversion or exchange period;
•	provisions regarding our ability or the ability of the holder to convert or exchange the debt securities;
•	events requiring adjustment to the conversion or exchange price; and
•	provisions affecting conversion or exchange in the event of our redemption of the debt securities.

Merger, Consolidation or Sale of Assets

The indenture prohibits us from merging into or consolidating with any other person or selling, leasing or conveying substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, unless:

•	either we are the continuing corporation or the successor corporation or the person which acquires by sale, lease or conveyance substantially all our or our subsidiaries’ assets is a corporation organized under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest, if any, on all the debt securities and the due performance of every covenant of the indenture to be performed or observed by us, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation;
•	immediately after giving effect to such transactions, no Event of Default described under the caption “Events of Default and Remedies” below or event which, after notice or lapse of time or both would become an Event of Default, has happened and is continuing; and
•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture comply with the indenture provisions relating to merger, consolidation and sale of assets.

Upon any consolidation or merger with or into any other person or any sale, conveyance, lease, or other transfer of all or substantially all of our or our subsidiaries’ assets to any person, the successor person shall succeed, and be substituted for, us under the indenture and each series of outstanding debt securities, and we shall be relieved of all obligations under the indenture and each series of outstanding debt securities to the extent we were the predecessor person.

Events of Default and Remedies

When we use the term “Event of Default” in the indenture with respect to the debt securities of any series, we mean:

(1)	default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;
(2)	default in paying principal, or premium, if any, on the debt securities when due;
(3)	default is made in the payment of any sinking or purchase fund or analogous obligation when the same becomes due, and such default continues for 30 days or more;
(4)	default in the performance, or breach, of any covenant or warranty in the indenture (other than defaults specified in clause (1), (2) or (3) above) and the default or breach continues for a period of 60 days or more after we receive written notice of such default from the trustee or we and the trustee receive notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;
(5)	certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to us have occurred; and
(6)	any other Event of Default provided with respect to debt securities of that series that is set forth in the applicable prospectus supplement accompanying this prospectus.

No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. The occurrence of certain Events of Default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness that we may have outstanding from time to time. Unless otherwise provided by the terms of an applicable series of debt securities, if an Event of Default under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of not less than 51% of the aggregate principal amount of the outstanding debt securities of that series may by written notice require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an Event of Default.

After a declaration of acceleration, the holders of a majority in aggregate principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

No holder of any debt security may seek to institute a proceeding with respect to the indenture unless such holder has previously given written notice to the trustee of a continuing Event of Default, the holders of not less than 51% in aggregate principal amount of the outstanding debt securities of the series have made a written request to the trustee to institute proceedings in respect of the Event of Default, the holder or holders have offered reasonable indemnity to the trustee and the trustee has failed to institute such proceeding within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in aggregate principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default actually known to a responsible officer of the trustee, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee security or indemnity reasonably satisfactory to the trustee. Subject to certain provisions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after receiving notice of any default, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders. In the case of a default specified in clause (4) above describing Events of Default, no notice of default to the holders of the debt securities of that series will be given until 60 days after the occurrence of the event of default.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any Event of Default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

The indenture may be amended or modified without the consent of any holder of debt securities in order to:

•	evidence a successor to the trustee;
•	cure ambiguities, defects or inconsistencies;
•	provide for the assumption of our obligations in the case of a merger or consolidation or transfer of all or substantially all of our assets that complies with the covenant described under “— Merger, Consolidation or Sale of Assets”;
•	make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;
•	add guarantors or co-obligors with respect to the debt securities of any series;
•	secure the debt securities of a series;
•	establish the form or forms of debt securities of any series;
•	add additional Events of Default with respect to the debt securities of any series;
•	add additional provisions as may be expressly permitted by the Trust Indenture Act;
•	maintain the qualification of the indenture under the Trust Indenture Act; or
•	make any change that does not adversely affect in any material respect the interests of any holder.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	change the maturity date or the stated payment date of any payment of premium or interest payable on the debt securities;
•	reduce the principal amount, or extend the fixed maturity, of the debt securities;
•	change the method of computing the amount of principal or any interest of any debt security;
•	change or waive the redemption or repayment provisions of the debt securities;
•	change the currency in which principal, any premium or interest is paid or the place of payment;
•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;
•	impair the right to institute suit for the enforcement of any payment on the debt securities;
•	waive a payment default with respect to the debt securities;
•	reduce the interest rate or extend the time for payment of interest on the debt securities;
•	adversely affect the ranking or priority of the debt securities of any series; or
•	release any guarantor or co-obligor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture with respect to the outstanding debt securities of any series, when:

•	either:
•	all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or
•	all the debt securities of any series issued that have not been delivered to the trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name and at our expense, and in each case, we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities; and
•	we have paid or caused to be paid all other sums then due and payable under the indenture; and
•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;
•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;
•	the rights, powers, trusts, duties and immunities of the trustee; and
•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture (“covenant defeasance”). If we so elect, any failure to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default and Remedies,” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:
•	money in an amount; or
•	U.S. government obligations (or equivalent government obligations in the case of debt securities denominated in other than U.S. dollars or a specified currency) that will provide, not later than one day before the due date of any payment, money in an amount; or
•	a combination of money and U.S. government obligations (or equivalent government obligations, as applicable),

in each case sufficient, in the written opinion (with respect to U.S. or equivalent government obligations or a combination of money and U.S. or equivalent government obligations, as applicable) of a nationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal (including mandatory sinking fund payments), interest and any premium at due date or maturity;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable federal income tax law, the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;
•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;
•	no event of default or default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;
•	the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;
•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;
•	if prior to the stated maturity date, notice shall have been given in accordance with the provisions of the indenture;
•	the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration; and
•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the legal defeasance or covenant defeasance have been complied with.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for all debt securities. We may change the paying agent or registrar for any series of debt securities without prior notice, and we or any of our subsidiaries may act as paying agent or registrar.

Forms of Securities

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of the series of debt securities. Certificated securities will be issued in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

We may issue the registered debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its custodian identified in the applicable prospectus supplement and registered in the name of that depositary or its nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the indenture. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. Neither we nor the trustee or any other agent of ours or the trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

Unless we state otherwise in a prospectus supplement, the Depository Trust Company (“DTC”) will act as depositary for each series of debt securities issued as global securities. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

Governing Law

The indenture and each series of debt securities are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF DEPOSITARY SHARES

We summarize below some of the provisions that will apply to depositary shares unless the applicable prospectus supplement provides otherwise. This summary may not contain all information that is important to you. The complete terms of the depositary shares will be contained in the depositary agreement and depositary receipt applicable to any depositary shares. These documents have been or will be included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. You should read the depositary agreement and the depositary receipt. You should also read the prospectus supplement, which will contain additional information and which may update or change some of the information below.

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do so, we may issue receipts for depositary shares that each represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us, which we refer to as the “bank depositary.” Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

The following summary description of certain common provisions of a depositary agreement and the related depositary receipts and any summary description of the depositary agreement and depositary receipts in the applicable prospectus supplement do not purport to be complete and are qualified in their entirety by reference to all of the provisions of such depositary agreement and depositary receipts. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC each time we issue depositary shares, and you should read those documents for provisions that may be important to you.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the bank depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the bank depositary will distribute the property to the record holders of the depositary shares. However, if the bank depositary determines that it is not feasible to make the distribution of property, the bank depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the bank depositary will redeem the depositary shares from the proceeds received by the bank depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the bank depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the bank depositary will mail the notice to the record holder of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date, which will be the same date as the record date for the preferred stock, may instruct the bank depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The bank depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action that the bank depositary deems necessary in order to enable the bank depositary to do so. The bank depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

Unless otherwise provided in the applicable prospectus supplement or required by law, the form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the bank depositary and us. The depositary agreement may be terminated by the bank depositary or us only if:

•	all outstanding depositary shares have been redeemed, or
•	there has been a final distribution in respect of the preferred stock in connection with the liquidation, dissolution or winding up of our company, and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the bank depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement for their accounts.

Withdrawal of Preferred Stock

Except as may be provided otherwise in the applicable prospectus supplement, upon surrender of depositary receipts at the principal office of the bank depositary, subject to the terms of the deposit agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial or fractional shares of preferred stock will not be issued. If the depositary receipts delivered by the holders evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the bank depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

The bank depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the bank depositary and that we are required to furnish to the holders of the preferred stock.

Neither the bank depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the bank depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

The bank depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the bank depositary. Any such resignation or removal will take effect upon the appointment of a successor bank depositary and its acceptance of such appointment. The successor bank depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date. The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;
•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;
•	the terms of the unit agreement governing the units;
•	United States federal income tax considerations relevant to the units; and
•	whether the units will be issued in fully registered global form.

This summary of certain general terms of units and any summary description of units in the applicable prospectus supplement do not purport to be complete and are qualified in their entirety by reference to all provisions of the applicable unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units. The forms of the unit agreements and other documents relating to a particular issue of units will be filed with the SEC each time we issue units, and you should read those documents for provisions that may be important to you.

PLAN OF DISTRIBUTION

Initial Offering and Sale of Securities

Unless otherwise set forth in a prospectus supplement accompanying this prospectus, we, and certain holders of our securities, may sell the securities being offered hereby, from time to time, by one or more of the following methods:

•	to or through underwriting syndicates represented by managing underwriters;
•	through one or more underwriters without a syndicate for them to offer and sell to the public;
•	through dealers or agents; and
•	to investors directly in negotiated sales or in competitively bid transactions.

Offerings of securities covered by this prospectus also may be made into an existing trading market for those securities in transactions at other than a fixed price, either:

•	on or through the facilities of the NASDAQ or any other securities exchange or quotation or trading service on which those securities may be listed, quoted, or traded at the time of sale; and/or
•	to or through a market maker otherwise than on the securities exchanges or quotation or trading services set forth above.

Those at-the-market offerings, if any, will be conducted by underwriters acting as principal or agent of the Company, who may also be third-party sellers of securities as described above. The prospectus supplement with respect to the offered securities will set forth the terms of the offering of the offered securities, including:

•	the name or names of any underwriters, dealers or agents;
•	the purchase price of the offered securities and the proceeds to us from such sale;
•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, provided that such compensation shall not exceed 8% of any offering proceeds as calculated pursuant to applicable rules of the Financial Industry Regulatory Authority, or FINRA;
•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and
•	any securities exchange on which such offered securities may be listed.

Any underwriter, agent or dealer involved in the offer and sale of any series of the securities will be named in the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at fixed prices, which may be changed;
•	at market prices prevailing at the time of the sale;
•	at varying prices determined at the time of sale; or
•	at negotiated prices.

Each prospectus supplement will set forth the manner and terms of an offering of securities including:

•	whether that offering is being made by us, or certain holders of our securities;
•	whether that offering is being made to underwriters or through agents or directly;
•	the rules and procedures for any auction or bidding process, if used;
•	the securities’ purchase price or initial public offering price; and
•	the proceeds we anticipate from the sale of the securities, if any.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement. If so, the third party may use securities pledged by us or borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

Sales Through Underwriters

If underwriters are used in the sale of some or all of the securities covered by this prospectus, the underwriters will acquire the securities for their own account. The underwriters may resell the securities, either directly to the public or to securities dealers, at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated otherwise in a prospectus supplement, the underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased.

Any initial public offering price and any concessions allowed or reallowed to dealers may be changed intermittently.

Sales Through Agents

Unless otherwise indicated in the applicable prospectus supplement, when securities are sold through an agent, the designated agent will agree, for the period of its appointment as agent, to use its best efforts to sell the securities for our account and will receive commissions from us as will be set forth in the applicable prospectus supplement.

Securities bought in accordance with a redemption or repayment under their terms also may be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing by one or more firms acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed by them.

If so indicated in the applicable prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities at a price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. These contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the prospectus supplement will set forth the commissions payable for solicitation of these contracts.

Direct Sales

We may also sell offered securities directly to institutional investors or others. In this case, no underwriters or agents would be involved. The terms of such sales will be described in the applicable prospectus supplement.

General Information

Broker-dealers, agents or underwriters may receive compensation in the form of discounts, concessions or commissions from us and/or the purchasers of securities for whom such broker-dealers, agents or underwriters may act as agents or to whom they sell as principal, or both (this compensation to a particular broker-dealer might be in excess of customary commissions).

Underwriters, dealers and agents that participate in any distribution of the offered securities may be deemed “underwriters” within the meaning of the Securities Act, so any discounts or commissions they receive in connection with the distribution may be deemed to be underwriting compensation. Those underwriters and agents may be entitled, under their agreements with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution by us to payments that they may be required to make in respect of those civil liabilities. Certain of those underwriters or agents may be customers of, engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business. We will identify any underwriters or agents, and describe their compensation, in a prospectus supplement. Any institutional investors or others that purchase offered securities directly, and then resell the securities, may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, if we enter into any material arrangement with a broker, dealer, agent or underwriter for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such prospectus supplement will disclose:

•	the name of any participating broker, dealer, agent or underwriter;
•	the number and type of securities involved;
•	the price at which such securities were sold;
•	any securities exchanges on which such securities may be listed;
•	the commissions paid or discounts or concessions allowed to any such broker, dealer, agent or underwriter where applicable; and
•	other facts material to the transaction.

In order to facilitate the offering of certain securities under this prospectus or an applicable prospectus supplement, certain persons participating in the offering of those securities may engage in transactions that stabilize, maintain or otherwise affect the price of those securities during and after the offering of those securities. Specifically, if the applicable prospectus supplement permits, the underwriters of those securities may over-allot or otherwise create a short position in those securities for their own account by selling more of those securities than have been sold to them by us and may elect to cover any such short position by purchasing those securities in the open market.

In addition, the underwriters may stabilize or maintain the price of those securities by bidding for or purchasing those securities in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of securities to the extent that it discourages resales of the securities. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that trades in the secondary market settle in three business days, unless the parties to any such trade expressly agree otherwise. Your prospectus supplement may provide that the original issue date for your securities may be more than three scheduled business days after the trade date for your securities. Accordingly, in such a case, if you wish to trade securities on any date prior to the third business day before the original issue date for your securities, you will be required, by virtue of the fact that your securities initially are expected to settle in more than three scheduled business days after the trade date for your securities, to make alternative settlement arrangements to prevent a failed settlement.

This prospectus, the applicable prospectus supplement and any applicable pricing supplement in electronic format may be made available on the Internet sites of, or through other online services maintained by, us and/or one or more of the agents and/or dealers participating in an offering of securities, or by their affiliates. In those cases, prospective investors may be able to view offering terms online and, depending upon the particular agent or dealer, prospective investors may be allowed to place orders online.

Other than this prospectus, the applicable prospectus supplement and any applicable pricing supplement in electronic format, the information on our or any agent’s or dealer’s website and any information contained in any other website maintained by any agent or dealer:

•	is not part of this prospectus, the applicable prospectus supplement and any applicable pricing supplement or the registration statement of which they form a part;
•	has not been approved or endorsed by us or by any agent or dealer in its capacity as an agent or dealer, except, in each case, with respect to the respective website maintained by such entity; and
•	should not be relied upon by investors.

There can be no assurance that we will sell all or any of the securities offered by this prospectus.

This prospectus may also be used in connection with any issuance of common stock or preferred stock upon exercise of a warrant if such issuance is not exempt from the registration requirements of the Securities Act.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting with us or on our behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2009;
•	our Current Reports on Form 8-K filed with the SEC on January 15, 2010, February 3, 2010, March 11, 2010 and March 29, 2010 (except for the disclosures made under Item 2.02 or Item 7.01 of any such Current Report on Form 8-K, including the related exhibits, which are deemed furnished, and not filed, in accordance with the SEC’s regulations); and
•	the description of our common stock contained in the Registration Statement on Form 8-A filed on June 5, 1996 pursuant to Section 12(g) of the Exchange Act, and any further amendment or report filed hereafter for the purpose of updating such description.

We also incorporate by reference all documents we file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the initial filing date of the registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before the filing of a post-effective amendment that indicates that the securities offered by this prospectus have been sold or that deregisters the securities covered by this prospectus then remaining unsold. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.

You may request a copy of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Center Bancorp, Inc.
Attention: Joseph Gangemi/Investor Relations
2455 Morris Avenue
Union, New Jersey 07083
(800) 862-3683

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by Lowenstein Sandler PC, Roseland, New Jersey. If the validity of the securities offered hereby in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

Our consolidated financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and the effectiveness of our internal control over financial reporting as of December 31, 2009, included in our Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by ParenteBeard LLC, independent registered public accounting firm, as set forth in its report thereon and incorporated therein and herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the securities being offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement. This prospectus contains descriptions of certain agreements or documents that are exhibits to the registration statement. The statements as to the contents of such exhibits, however, are brief descriptions and are not necessarily complete, and each statement is qualified in all respects by reference to such agreement or document. For further information about us, please refer to the registration statement and the documents incorporated by reference in this prospectus.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as Center Bancorp, Inc., that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. We make available free of charge through our web site our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Our website address is http://www.centerbancorp.com. Please note that our website address is provided as an inactive textual reference only. Information contained on or accessible through our website is not part of this prospectus or the prospectus supplement, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we filed with the SEC and incorporated by reference, is accurate as of the date of those documents only. Our business, financial condition and results of operations described in those documents may have changed since those dates.

Shares of Common Stock

PROSPECTUS

Stifel Nicolaus Weisel

September 22, 2010